Park Avenue Securities LLC

(A wholly owned subsidiary of
The Guardian Life Insurance Company of America)

Statement of Financial Condition
December 31, 2019

Park Avenue Securities LLC
Table of Contents
December 31, 2019



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Park Avenue Securities LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying Statement of Financial Condition of Park Avenue Securities LLC (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, NY
February 24, 2020

We have served as the Company's auditor since 1999.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017-6204
T: 646 471 3000; F: (813) 286 6000 Rightfax, www.pwc.com/us

Park Avenue Securities LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$	34,160,888
Cash Segregated in compliance with federal and other regulations		1,100
Deposits with clearing organizations		270,000
Receivable from clearing broker-dealer		6,389,707
Receivable from registered representatives, less allowance for		
bad debts of $133,391		2,408,266
Commissions receivable		8,364,390
Deferred tax assets, net		558,697
Other assets		4,180,779
Total assets	$	56,333,827

Liabilities and Member's Equity

Due to Guardian Life, net	$	4,988,812
Commissions payable		13,599,393
Other liabilities		5,534,819
Total liabilities		24,123,024
Member's equity		32,210,803
Total liabilities and member's equity	$	56,333,827

See accompanying notes to financial statement.

1. **Organization and Nature of Business**

   Park Avenue Securities LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is also a registered investment advisor under the Investment Advisers Act of 1940 and a Delaware Limited Liability company. The Company was a wholly owned subsidiary of The Guardian Insurance and Annuity Company Inc ("GIAC") until December 30, 2019. GIAC is a wholly owned subsidiary of the Guardian Life Insurance Company of America ("Guardian Life"). Effective December 31, 2019, the Company was transferred to Guardian Life Insurance Company of America ("Guardian Life").

   The Company, through GIAC, employs agencies as its distribution system through which all securities transactions are conducted. All agencies are subject to an Agency Agreement with GIAC that outlines the rights and responsibilities of GIAC and its affiliates. Registered representatives and investment advisors are agency employees whose rights and responsibilities are governed by a Registered Representative Agreement or Investment Advisor Representative Agreement, respectively, by and between the Company and the representative.

   The Company's business as a securities broker-dealer consists of selling products currently offered by GIAC as well as third party sponsors to retail customers. Such products include mutual funds, variable annuities, variable life insurance, 401(k) plan and investment advisory services. Brokerage transactions are executed by the Company on behalf of its customers and are conducted on an agency or riskless principal basis and are introduced on a fully disclosed basis to Pershing LLC (the "Clearing Broker"). The Company does not carry customer accounts or perform custodial functions related to customer securities. Direct customer transactions are executed by third party sponsors, or GIAC on behalf of the customers. The Company also acts as a broker in the purchase and sale of securities which are conducted on a give-up basis.

2. **Significant Accounting Policies**

   Basis of Presentation
   The Company's financial statement is prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP").

   Use of Estimates
   The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, as well as the reported amounts of revenues and expenses during the accounting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include amounts on deposit with banks and highly liquid investments with an original maturity of three months or less. They are reported at cost, which approximates fair value because of the relatively short period of time between their origination and expected maturity.

Cash segregated in compliance with federal and other regulations represents restricted cash segregated for the exclusive benefit of customers of Park Avenue Securities.

Receivable from clearing Broker-Dealer

The Company clears certain customer transactions through the clearing broker. The Receivable from broker-dealer includes advisory fees, annual account fees and non-proprietary trail commission receivable. The opening balance in this account as of January 1, 2019 was $6,201,960.

Commissions Receivable

All transactions, other than those cleared through the clearing broker, represent activity conducted directly between the client and third-party sponsors. Commissions receivable include investment advisory service fees receivable from turnkey asset management programs (TAMPs), direct sponsor trailing commissions from mutual funds and revenue sharing receipts. The opening balance in this account as of January 1, 2019 was $7,773,830.

Receivable from Registered Representatives

Receivable from registered representatives relates to annual fees (registered representative fees) charged for support functions, such as technology tools, licensing, compliance and regulatory oversight, and administrative services. Receivables are stated net of a provision for bad debt, which is estimated based upon the evaluation of accounts receivable aging, specific exposures and historical trends. The opening balance in this account as of January 1, 2019 was $2,232,925, net of provision for bad debts of $334,714.

Other Assets

Other Assets include loans from the Company to registered representatives, prepaid licensing fees as well as insurance recoverables.

Due to Guardian Life

Amounts payable consist of general operating expenses payable to Guardian Life under an intercompany agreement.

Commissions payable

The Company remits commissions payments to the registered representatives on behalf of the general agents. Commissions payable represents balances owed to the registered representatives.

Other Liabilities

Other liabilities include reserves for loss contingencies and unpaid operating expenses.

The Company has accrued $4,548,473 in other liabilities as its estimate for loss contingencies. See Note 8 for further discussion of Contingencies.

Income Taxes

The Company is organized as a limited liability company and is treated as a disregarded entity for federal and state income tax purposes. The Company's results are included in GIAC's pro-forma federal income tax return, which is ultimately included in the consolidated federal income tax return with its Parent, Guardian Life. The Internal Revenue Code ("the Code") limits the amount of non-life insurance losses that may offset life insurance company taxable income. The consolidated income tax liability is allocated among the members of the group in accordance with a tax allocation agreement. The tax allocation agreement provides that each member of the group is allocated its share of the consolidated tax provision or benefit, determined generally on a separate company basis, but may, where applicable, recognize the tax benefits of net operating losses or capital losses utilizable in the consolidated group. For state tax purposes, since GIAC is an insurance company, it is generally subject to tax on gross premium rather than tax on income. However, in those years where GIAC is subject to a state income tax, such income will be subject to the group's tax allocation agreement. Intercompany tax balances are settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated return.

Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years. Deferred Federal income tax assets ("DTA's") and liabilities ("DTL's") are recognized for expected future tax consequences of temporary differences between GAAP and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby GAAP and tax balance sheets are compared. Deferred income tax assets and liabilities are recognized for the future tax consequence of temporary differences between financial statement carrying amounts and income tax basis of assets and liabilities.

The Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statement. The amount of tax benefit recognized for an uncertain tax position is the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Unrecognized tax benefits are included within the Statement of Financial Condition and are charged to earnings in the period that such determination is made.

Recent Accounting Pronouncements

Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued guidance related to accounting for credit losses on financial instruments. The amendments replace current incurred loss impairment methodology with the expected credit loss methodology. Entities are required to estimate lifetime credit losses related to such financial assets and exposures based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The new guidance retains most of the existing impairment guidance for available-for-sale debt securities but amends the presentation of credit losses to be presented as an allowance as opposed to a write-down and permits the reversal of credit losses when reassessing changes in the credit losses each reporting period. In May 2019, the FASB issued *Financial Instruments – Credit Loss (Topic 326): Targeted Transition Relief* provides entities with an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost. In April 2019, the FASB issued *Codification Improvements to Topic 326, Financial Instruments – Credit*

Losses, Topic 815, Derivatives and Hedging and Topic 825, Financial Instruments which provides clarification and addresses specific credit loss model implementation issues. The guidance provides clarification on the measurement of the allowance for credit losses on accrued interest receivable balances, the inclusion of recoveries when estimating the allowance for credit losses and provides additional targeted clarifications on the calculation of the allowance for credit losses. In November 2018, the FASB issued Codification Improvements to Topic 326, Financial Instruments – Credit Losses which clarifies that receivables arising from operating leases are not within the scope of the credit loss standard. The standard is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company is currently assessing the impact of the guidance on the Company's financial statement.

Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement

In August 2018, the FASB issued guidance to clarify the accounting for implementation costs related to a cloud-computing arrangement that is a service contract. The new guidance would align the accounting for such costs with the guidance on capitalizing costs associated with developing or obtaining internal-use software. This would allow all cloud computing arrangements classified as service contracts to capitalize certain implementation costs. The guidance also requires entities to disclose certain qualitative and quantitative information about implementation costs associated with internal-use software and all hosting arrangements. The standard is effective for annual reporting periods beginning after December 15, 2019. Early adoption is permitted. The Company is currently assessing the impact of the guidance on the Company's financial statement.

Simplifying the Accounting for Income Taxes

In December 2019, the FASB issued guidance which simplifies the accounting for income taxes by removing four exceptions while adding five new requirements to the existing guidance. The standard is effective for the fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company is currently assessing the impact of the guidance on the Company's financial statement.

3.   **Related Party Transactions**

A significant portion of the Company's revenues and expenses relate to transactions with Guardian Life and its affiliates.

Pursuant to an expense sharing agreement, Guardian Life charges the Company for the services of certain employees of Guardian Life engaged in the Company's business and for the Company's use of Guardian Life's centralized services. The Due to Guardian Life under this agreement was $4,988,812.

Refer to Note 5 for Income Tax related party transactions.

During 2019, GIAC made a $13,000,000 capital contribution to the Company.

During the year, the Company earned revenues from GIAC for sales of GIAC's variable annuity and variable life insurance products. The receivable for such revenues was $23,064 and is included in Commissions receivable.

4.   **Fair Value of Financial Instruments**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's view of market assumptions based on internally developed data in the absence of observable market information. The guidance requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when determining the fair value of an asset or liability. The statement classifies all assets and liabilities carried or disclosed at fair value in one of the following three categories:

Level 1 – inputs are quoted market prices available in active markets for identical assets or liabilities on the reporting date.

Level 2 – inputs are quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 – significant inputs are unobservable where there is little or no market activity for the asset or liability and the Company makes estimates and assumptions based on internally derived information and other analytical techniques.

In determining fair value, the carrying value of Cash and cash equivalents, Cash segregated in compliance with federal and other regulations, receivable from broker-dealer, commissions receivable and payables arising in the ordinary course of business approximate fair value because of the relatively short period of time between their origination and expected maturity or because we expect the assets and liabilities to be settled within a period of one year.

5.   **Income Taxes**

As of December 31, 2019, the company had no unrecognized tax benefits or related interest expenses.

Deferred tax assets	**12/31/2019**
Reserve for litigation	$ 535,173
Allowance for bad debt	28,012
Deferred tax assets	**$ 563,185**
Deferred tax liabilities	
Unrealized gains	4,488
Total deferred tax liabilities	**$ 4,488**
Deferred tax assets, net	**$ 558,697**

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes.

A valuation allowance is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company's management has concluded that the deferred tax assets are more likely than not to be realized. Therefore, no valuation allowance has been provided.

At December 31, 2019 the Company recorded a current income tax receivable of $1,275,980 due from Guardian Life in the accompanying Statement of Financial Condition and is included in Due to Guardian Life, net.

GLIC files U.S. federal income tax returns along with various state and local income tax returns. The Company's federal income tax returns are routinely examined by the Internal Revenue service ("IRS") and provisions are made in the financial statement in anticipation of the results of these audits. In 2018, the IRS has completed its examinations for tax year 2011. There were no material effects on the Company's consolidated financial position and results of operations as a result of these examinations. Tax years 2012 through 2018 are subject to examination by the IRS. The Company believes that it has established adequate tax liabilities for uncertain tax positions for all open years.

6.   Regulatory Requirements

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness. The Company had net capital of $15,840,896, which was $14,280,039 above the $1,560,857 required to be maintained. The ratio of aggregate indebtedness to net capital was 1.48 to 1. The Company claims an exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraphs (k)(2)(i) and (k)(2)(ii) of that rule.

7.   Off-Balance Sheet Risk

In the normal course of business, securities transactions of customers are introduced and cleared through a third party the clearing broker. Pursuant to an agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for certain losses that result from transactions with such customers.

Direct customer transactions executed by third party sponsors on behalf of the customers may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations and the Company has to sell the investment product at a loss.

The Company's policy is to monitor its customer and counter-party risk through the use of a variety of credit exposure reporting and control procedures, including reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company, in its normal course of business, may enter into other legal contracts that contain several of these representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

8.   Contingencies

The Company may be engaged in various disputes, litigations, governmental regulatory inquiries and other proceedings arising out of its business operations. These matters could result in losses, monetary damages, fines penalties or changes in the business operations of the Company. Due to the uncertainties inherent in these disputes, it is difficult to determine the ultimate loss the Company will experience. The Company evaluates each matter and establishes an accrual where a loss is probable, and the amount can be reasonably estimated.

The Company also evaluates these matters for a reasonably possible range of loss. Due to the uncertainties inherent in these matters, such as timing of discovery and court decisions, the Company is not able to ascertain a reasonably possible range of loss for each matter. In the opinion of Management, as of December 31, 2019, the aggregate range of reasonably possible loss for those matters it is able to provide an estimate for is not material to the Company's financial position.

John C. Howley Matters

In September 2018, federal prosecutors in Baltimore, MD, criminally and civilly charged Kevin Merrill and two other men with operating a $364 million fraudulent investment scheme. Former PAS Registered Representative John C. Howley disclosed to the Company that he had invested in Merrill's company, Global Credit Recovery ("GCR"), and had discussed the investment with some of his Guardian insurance clients, who invested an aggregate of approximately $13 million in GCR. PAS has cooperated in inquiries regarding this matter conducted by FINRA, the SEC, the New Jersey Bureau of Securities, and several state departments of insurance.

9.   **Subsequent Events**

The Company considers events occurring after the Statement of Financial Condition date but prior to February 24, 2020, the issuance date of the financial statement, to be subsequent events. There were no subsequent events through February 24, 2020, the date the financial statement was available to be issued that affect the Company's financial statement or require additional disclosure.